Exhibit 99.3

Caleb Mutschler

Professional Engineer

8401 New Trails Drive, Suite 175

The Woodlands, Texas 77381

CONSENT of QUALIFIED PERSON

I, Caleb Mutschler, consent to the public filing of the technical report titled South West Arkansas Project Pre-Feasibility Study and dated 18th September 2023 (the "Technical Report 09/2023") by Standard Lithium Ltd and any extracts from or a summary of the Technical Report 09/2023.

I ce11ify that I have read the press release dated 8th August 2023 issued by Standard Lithium Ltd, (the "Disclosure") in which the findings of Technical Report 09/2023 are disclosed. The Disclosure fairly and accurately represents the information in the Sections of the Technical Report 09/2023 for which I am responsible.

Dated 18th September 2023.

Signature of Caleb Mutschler, Professional Engineer

Caleb Mutschler, Professional Engineer

Ruston,LA I Shreveport,LA I BatonRouge, LA I Lake Charles,LA

Houston,TX I Fort Worth,TX I Midland,TX I El Dorado, AR I Blnningharn,AL

Delivering on commitments. 8111/dlng long-term relationships.